UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 4)*

Vision-Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

927912105

(CUSIP Number)

Keith J. C. Darragh

Vision-Sciences, Inc.

40 Ramland Road

Orangeburg, New York 10962

(800) 874-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 927912105	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,256,608 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,256,608 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,256,608 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% (2)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A

CUSIP No. 927912105	Page 3 of 8

(1) This amount includes (a) 1,880,620 shares of Common Stock issuable upon exercise of common stock warrants that are presently exercisable, (b) 16,666,666 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $20.0 million under a $20.0 million convertible note (conversion price of $1.20 per share) and (c) 1,123,595 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $1.0 million under a $3.5 million convertible note (conversion price of $0.89 per share). This amount also includes 50,000 shares held by the Reporting Person’s spouse and 43,500 shares held in a trust; the Reporting Person disclaims a beneficial ownership in such shares.

(2) This figure is based upon 65,860,733 shares of Common Stock in the aggregate, consisting of (a) 46,189,852 shares of Common Stock issued and outstanding as of September 30, 2013, plus (b) the aggregate 1,880,620 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above, plus (c) and 16,666,666 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $20.0 million under a $20.0 million convertible note (conversion price of $1.20 per share) , plus (d) 1,123,595 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $1.0 million under a $3.5 million convertible note (conversion price of $0.89 per share).

SCHEDULE 13D/A

CUSIP No. 927912105	Page 4 of 8

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D filed by Lewis C. Pell (the “Reporting Person”) relates to certain acquisitions by the Reporting Person of the Common Stock, par value $0.01 per share (“Common Stock”) of Vision-Sciences, Inc. (the “Company”).

The Company’s principal executive office is located at 40 Ramland Road South, Orangeburg, New York 10962.

Item 2. Identity and Background.

(a)-(c) The Reporting Person is filing this Amendment No. 3 to Schedule 13D as an individual with an address at c/o Vision-Sciences, Inc., 40 Ramland Road South, Orangeburg, New York 10962. The Reporting Person is the Chairman of the Board of Vision-Sciences, Inc.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

During the period October 16, 2012 through August 12, 2013, the Reporting Person has purchased 763,291 shares of Common Stock through open market purchases and that were paid for using the Reporting Person’s personal funds. The following is a listing of the Reporting Person’s transactions:

	Shares of Common
Transaction Date	Stock Acquired	Transaction Type

November 8, 2012	12,269	Open market purchase
November 9, 2012	10,083	Open market purchase
November 12, 2012	2,500	Open market purchase
November 14, 2012	100,000	Open market purchase
November 19, 2012	57,050	Open market purchase
November 20, 2012	22,457	Open market purchase
November 21, 2012	16,000	Open market purchase
November 23, 2012	900	Open market purchase
November 26, 2012	1,900	Open market purchase
November 27, 2012	1,693	Open market purchase
November 29, 2012	13,625	Open market purchase
November 30, 2012	32,123	Open market purchase
December 3, 2012	8,360	Open market purchase
December 4, 2012	7,700	Open market purchase

SCHEDULE 13D/A

CUSIP No. 927912105	Page 5 of 8

	Shares of Common
Transaction Date	Stock Acquired	Transaction Type
December 5, 2012	200	Open market purchase
December 5, 2012	100	Open market purchase
December 6, 2012	10,000	Open market purchase
December 7, 2012	4,656	Open market purchase
December 10, 2012	2,000	Open market purchase
December 13, 2012	18,961	Open market purchase
December 13, 2012	2,800	Open market purchase
December 14, 2012	5,600	Open market purchase
December 17, 2012	13,200	Open market purchase
December 27, 2012	10,000	Open market purchase
January 31, 2013	7,500	Open market purchase
February 1, 2013	10,000	Open market purchase
February 1, 2013	10,000	Open market purchase
February 5, 2013	25,000	Open market purchase
February 6, 2013	22,900	Open market purchase
February 7, 2013	9,000	Open market purchase
February 19, 2013	5,000	Open market purchase
February 21, 2013	25,000	Open market purchase
February 22, 2013	61,266	Open market purchase
February 26, 2013	5,000	Open market purchase
February 28, 2013	5,000	Open market purchase
March 1, 2013	5,000	Open market purchase
March 4, 2013	10,000	Open market purchase
March 5, 2013	25,000	Open market purchase
March 6, 2013	25,000	Open market purchase
March 7, 2013	10,000	Open market purchase
March 8, 2013	25,000	Open market purchase
March 11, 2013	10,000	Open market purchase
March 12, 2013	10,000	Open market purchase
March 13, 2013	15,000	Open market purchase
March 15, 2013	15,000	Open market purchase
June 27, 2013	19,160	Open market purchase
June 27, 2013	25,888	Open market purchase
June 28, 2013	28,400	Open market purchase

On September 19, 2012, the Company and the Reporting Person entered into a $20.0 million revolving convertible promissory note (the “First Convertible Note”) which consolidated and restructured the aggregate borrowings outstanding under existing notes, which amount is now fully drawn. The outstanding principal amount of the Convertible Note is convertible at any time prior to the Maturity Date as defined in the First Convertible Note, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $1.20 per share (equivalent to 16,666,666 shares of Common Stock). There currently is $20.0 million in principal outstanding under the First Convertible Note.

SCHEDULE 13D/A

CUSIP No. 927912105	Page 6 of 8

On September 23, 2013, the Company and the Reporting Person entered into a new $3.5 million revolving convertible promissory note (the “New Convertible Note”). The New Convertible Note accrues annual interest, payable annually, at the applicable federal rate as published by the Internal Revenue Service in effect on the date thereof. The Convertible Note must be repaid in full on or before its fifth anniversary (the “Maturity Date”), but may be prepaid by the Company at any time without penalty. The outstanding principal amount of the Convertible Note is convertible at any time prior to the Maturity Date, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $0.89 per share (equivalent to up to 3,932,583 shares of Common Stock). There currently is $1.0 million in principal outstanding under the New Convertible Note.

Item 4. Purpose of Transaction.

All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below.

The Reporting Person is, however, the Chairman of the Company’s Board of Directors and its largest stockholder. In addition, the Reporting Person has had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as his opinions regarding stockholder value.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 28,256,608 shares of Common Stock. The Reporting Person’s ownership constitutes 42.9% of the aggregate of 65,860,733 shares of Common Stock (i) issued and outstanding as of September 30, 2013 (46,189,852 shares of Common Stock), (ii) issuable upon conversion of the current principal balance outstanding of $20.0 million under the First Convertible Note (16,666,666 shares of Common Stock), (iii) issuable upon conversion of the current principal balance outstanding of $1.0 million under the New Convertible Note (1,123,595 shares of Common Stock), and (iv) issuable upon exercise of 1,880,620 Common Stock warrants that are presently exercisable (1,880,620 shares of Common Stock).

(b) The Reporting Person has the sole voting power and power to dispose of 8,585,727 shares of Common Stock and, upon (i) the conversion of the current principal balance outstanding of $20.0 million under the First Convertible Note, (ii) the conversion of the current principal balance of $1.0 million under the Second Convertible Note and (iii) the exercise of the warrants described in (a) above, would have the sole voting power and power to dispose of 28,256,608 shares of Common Stock.

(c) In the past 60 days, the Reporting Person has purchased 114,682 shares of Common Stock through open market purchases. The following is a listing of such transactions:

SCHEDULE 13D/A

CUSIP No. 927912105	Page 7 of 8

	Shares of Common
Transaction Date	Stock Acquired	Transaction Type

August 15, 2013	15,000	Open market purchase
August 16, 2013	10,000	Open market purchase
August 19, 2013	8,325	Open market purchase
August 19, 2013	6,700	Open market purchase
August 20, 2013	1,596	Open market purchase
August 22, 2013	5,000	Open market purchase
August 23, 2013	5,000	Open market purchase
August 26, 2013	9,965	Open market purchase
August 27, 2013	5,000	Open market purchase
August 28, 2013	1,232	Open market purchase
August 29, 2013	1,100	Open market purchase
August 30, 2013	9,200	Open market purchase
September 3, 2013	1,000	Open market purchase
September 6, 2013	5,000	Open market purchase
September 9, 2013	4,564	Open market purchase
September 10, 2013	5,000	Open market purchase
September 12, 2013	6,000	Open market purchase
September 13, 2013	5,000	Open market purchase
September 17, 2013	5,000	Open market purchase
September 18, 2013	5,000	Open market purchase

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 4, 2003 (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on April 7, 2003, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on February 25, 2005, (iv) Amendment No. 3 to Schedule 13D filed December 19, 2012, (v) and this Amendment No. 4, and (vi) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D/A

CUSIP No. 927912105	Page 8 of 8

Item 7. Material to be Filed as Exhibits.

1. Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2013).

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lewis C. Pell

Lewis C. Pell

Reporting Person

Date: October 15, 2013

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).